UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                      National Discount Brokers Group, Inc.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
                          -----------------------------
                         (Title of Class of Securities)


                                   635646 102
                          -----------------------------
                                 (CUSIP Number)


Please send all notices and communications to                with copies to:
DB U.S. Financial Markets Holding Corporation      Cleary, Gottlieb, Steen & Hamilton
     c/o Deutsche Bank AG New York Branch                   One Liberty Plaza
   31 West 52nd Street, New York, NY 10019              New York, New York 10006
          Attention: General Counsel                Attention: William A. Groll, Esq.
                 212-469-5000                                 212-225-2000


     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                October 11, 2000
                  --------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


CUSIP No. 635646 102                                         Page __ of __ Pages

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Deutsche Bank AG

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
                    WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany

                          7       SOLE VOTING POWER
                                  N/A
    NUMBER OF
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY                    9,616,001 (a)
   OWNED BY
  EACH REPORTING          9       SOLE VOTING POWER
     PERSON                       N/A
      WITH
                          10      SHARED DISPOSITIVE POWER
                                  9,616,001 (a)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,616,001 (a)

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45.8%

    14        TYPE OF REPORTING PERSON*
              HC, BK, CO


(a) The reporting persons disclaim beneficial ownership of 6,113,882 of these shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Tender Agreements described in Items 4 and 5.

                                  SCHEDULE 13D
CUSIP No. 635646 102                                         Page __ of __ Pages

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              DB U.S. Financial Markets Holding Corporation, IRS identification number 13-313-1103

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
                    N/A

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                          7       SOLE VOTING POWER
                                  N/A
    NUMBER OF
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY                    9,463,882 (a)
   OWNED BY
  EACH REPORTING          9       SOLE VOTING POWER
     PERSON                       N/A
      WITH
                          10      SHARED DISPOSITIVE POWER
                                  9,463,882 (a)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,463,882 (a)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45.1%

     14       TYPE OF REPORTING PERSON*

              CO


(a) The reporting persons disclaim beneficial ownership of 6,113,882 of these shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Tender Agreements described in Items 4 and 5.

                                  SCHEDULE 13D

CUSIP No. 635646 102                                         Page __ of __ Pages

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Deutsche Acquisition Corp.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
                    AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                          7       SOLE VOTING POWER
                                  N/A
    NUMBER OF
     SHARES               8       SHARED VOTING POWER
  BENEFICIALLY                    6,113,882 (a)
   OWNED BY
  EACH REPORTING          9       SOLE VOTING POWER
     PERSON                       N/A
      WITH
                          10      SHARED DISPOSITIVE POWER
                                  6,113,882 (a)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,113,882 (a)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1%

     14       TYPE OF REPORTING PERSON*
              CO


(a) The reporting persons disclaim beneficial ownership of these shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Tender Agreements described in Items 4 and 5.

                  This Amendment No. 3 amends and supplements the Schedule 13D Statement filed by Deutsche Bank AG ("DBAG") and DB U.S. Financial Markets Holding Corporation ("DBUS") on June 27, 2000, as previously amended, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of National Discount Brokers Group, Inc. ("NDB"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

                  The Schedule 13D is now also filed by Deutsche Acquisition Corp. ("Purchaser"), the principal executive offices of which are located at 31 West 52nd Street, Floor 28, New York, New York 10019. All of the outstanding stock of Purchaser is owned by DBUS.

                  The names, addresses, occupations and citizenship of the executive officers and directors of Purchaser are set forth on Exhibit 3 hereto. Neither Purchaser nor, to the best of its knowledge, any of the persons listed on Exhibit 3 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

                  As previously disclosed in the Schedule 13D, on October 6, 2000, DBAG proposed to acquire all of the outstanding equity capital not owned, directly or indirectly, by DBAG in a negotiated transaction for US$49 per share of Common Stock in cash. Representatives of NDB, DBAG and Purchaser engaged in negotiations concerning this proposal from October 6 through October 11, 2000. Upon the successful completion of these negotiations, on October 11, 2000, DBAG, Purchaser and NDB executed an Agreement and Plan of Merger (the "Merger Agreement"). A copy of the joint press release announcing the Merger Agreement is attached hereto as Exhibit 4, and a copy of the Merger Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference. The summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

                  Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Purchaser will make a tender offer to acquire all of the outstanding shares of Common Stock for US$49 per share in cash (the "Offer"). The Offer will be subject to the conditions, among others, that the number of shares of Common Stock validly tendered and not withdrawn, together with the shares that DBAG already owns, directly or indirectly, represents a majority of the outstanding Common Stock on a fully-diluted basis and that DBAG's Supervisory Board shall have approved the Offer and the Merger (described below). The Offer will also be subject to other customary conditions. Following consummation of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged into NDB and any remaining shares not purchased in the Offer will be converted into the right to receive US$49 per share in cash (the "Merger"). Following the Merger, the Common Stock will be delisted from trading on the New York Stock Exchange and NDB will no longer be required to file periodic reports under Section 12(b) of the Exchange Act.

                  Pursuant to the Merger Agreement, following consummation of the Offer, Purchaser shall be entitled to designate directors to serve on NDB's board of directors in such number as will give Purchaser representation on the board proportionate to its stockholdings. In addition, by virtue of the Merger, the current board of directors will be replaced by designees of DBAG.

                  As a condition and inducement to DBAG's and Purchaser's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Purchaser entered into a Stockholder Tender Agreement (the "Tender Agreement") with Arthur Kontos, the President and Chief Executive Officer of NDB, and certain of his affiliates, Dennis Marino, the Executive Vice President and Chief Administrative Officer of NDB, Thomas W. Neumann, the Executive Vice President of NDB, Peter R. Kellogg and certain of his affiliates, Go2Net, Inc. and Vulcan Ventures Incorporated (collectively, the "Stockholder Parties"), who hold an aggregate of 6,113,882 shares of Common Stock. A copy of the Tender Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference. The summary of certain terms of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement. Pursuant to the Tender Agreement, the Stockholder Parties have agreed to tender into the Offer, not later than the seventh business day after commencement of the Offer, and not to withdraw (i) all shares of Common Stock currently held by them and (ii) any shares of Common Stock subsequently acquired by them, including through the exercise of stock options. In addition, the Stockholder Parties have agreed not to dispose of any shares of Common Stock. The Stockholder Parties have also agreed to vote any shares not purchased pursuant to the Offer in favor of the Merger and against any alternative contrary proposal and have granted Purchaser an irrevocable proxy to vote such shares in that manner. The Tender Agreement will terminate on the earliest of: (a) the purchase of all shares held by the Stockholder Parties pursuant to the Offer; (b) the effective time of the Merger; and (c) the date which is 60 days after the date on which the Merger Agreement is terminated in accordance with its terms.

Item 5.  Interest in Securities of the Issuer.

                  Purchaser and, by virtue of their direct and indirect ownership of Purchaser, DBUS and DBAG may, as a result of the Tender Agreement, be deemed to share beneficial ownership of 6,113,882 shares of Common Stock that are held by the Stockholder Parties. Based on the 21,005,037 shares of Common Stock represented by NDB in the Merger Agreement to be outstanding, these shares represent approximately 29.1% of the outstanding Common Stock. Purchaser, DBUS and DBAG disclaim beneficial ownership of these shares.

                  As of the date hereof, DBAG may be deemed to beneficially own an aggregate of an additional 3,502,119 shares of Common Stock, of which 3,350,000 shares are owned by its indirect wholly owned subsidiary DBUS, 50,694 shares are owned by its indirect wholly owned subsidiary Bankers Trust Company ("BT") in fiduciary accounts over which BT has or shares dispositive or voting power, but as to which neither BT nor DBAG has any pecuniary interest, 61,400 shares are owned by its indirect wholly owned subsidiary BT Opera Trading S.A., 325 shares are owned by its indirect wholly owned subsidiary DB Alex. Brown LLC ("DBAB") in fiduciary accounts over which DBAB has or shares dispositive or voting power, but as to which neither DBAB nor DBAG has any pecuniary interest, and 39,700 shares are beneficially owned by DBAG (London Branch), 35,200 of which are held in accounts that are managed by unaffiliated advisors.

                  As a result of the foregoing, DBAG may be deemed to beneficially own an aggregate of 9,616,001 shares of Common Stock, representing 45.8% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As described above DBAG is a party to the Merger Agreement and Purchaser is a party to the Merger Agreement and the Tender Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -    Joint Filing Agreement and Consent

Exhibit 2 -    Power of Attorney

Exhibit 3 -    Officers and Directors of Purchaser

Exhibit 4 -    Joint Press Release

Exhibit 5 -    Merger Agreement

Exhibit 6 -    Tender Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      Dated:  October 12, 2000

                                               DEUTSCHE BANK AG


                                               By: /s/ Thomas A. Curtis
                                                   -------------------------
                                                   Name:  Thomas A. Curtis
                                                   Title:  Attorney-in-Fact

                                  Exhibit Index


1.  Joint Filing Agreement and Consent

2.  Power of Attorney

3.  Officers and Directors of Purchaser

4.  Joint Press Release

5.  Merger Agreement

6.  Tender Agreement